UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

     Beginning January 1, 2002     and Ending     December 31, 2002

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			  ENTERGY SERVICES, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                              Service Company
  ________________________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation February 11, 1963  If not Incorporated,
Date of Organization   __________________


State or Sovereign Power under which Incorporated or Organized    Delaware


Location of Principal Offices of Reporting Company
639 Loyola Avenue, New Orleans, Louisiana


Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Nathan E. Langston  Sr. VP, Chief Accounting Officer
      (Name)                         (Title)
P.O. Box 61000, New Orleans, La. 70161
       (Address)

   Name of Principal Holding Company Whose Subsidiaries are served by
			   Reporting Company:

			   Entergy Corporation

		  INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing
   Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies
   Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report
   The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format
   Reports  shall  be submitted on the forms prepared by  the  Commission.
   If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed
   All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Sec. 210.3-01 (b)).

6. Deficits Displayed
   Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, Sec. 210.3-01(c)).

7. Major Amendments or Corrections
   Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions
   Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart
   The service company shall submit with each annual report a copy of its current organization chart.

10.Methods of Allocation
   The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.Annual Statement of Compensation for Use of Capital Billed
   The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.Collection of Information
   The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 ("Act") requires it. The Commission uses this information to determine the existence of detriment to interests the Act is designed to protect. The Commission estimates that it will take each respondent thirteen and one-half (13.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

	      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


						  Schedule or        Page
    Description of Schedules and Accounts        Account Number     Number

Comparative Balance Sheet                      Schedule I               5
Service Company Property                       Schedule II              7
Accumulated Provision for Depreciation and
  Amortization of Service Company Property     Schedule III             8
Investments                                    Schedule IV              9
Accounts Receivable from Associate Companies   Schedule V               9
Fuel Stock Expenses Undistributed              Schedule VI             10
Stores Expense Undistributed                   Schedule VII            10
Miscellaneous Current and Accrued Assets       Schedule VIII           11
Miscellaneous Deferred Debits                  Schedule IX             11
Research, Development, or Demonstration        Schedule X              11
  Expenditures
Proprietary Capital                            Schedule XI             12
Long-Term Debt                                 Schedule XII            13
Current and Accrued Liabilities                Schedule XIII           14
Notes to Financial Statements                  Schedule XIV            14
Statement of Income                            Schedule XV             15
Analysis of Billing - Associate Companies      Account 457             16
Analysis of Billing - Nonassociate Companies   Account 458             17
Analysis of Charges for Service - Associate    Schedule XVI            18
  and Nonassociate Companies
Schedule of Expense of Department or Service   Schedule XVII           19
  Function
Departmental Analysis of Salaries              Various Accounts        21
Outside Services Employed                      Various Accounts        21
Employee Pensions and Benefits                 Various Accounts        22
General Advertising Expenses                   Various Accounts        22
Miscellaneous General Expenses                 Various Accounts        23
Rents                                          Various Accounts        23
Taxes Other Than Income Taxes                  Various Accounts        24
Donations                                      Account 426.1           25
Other Deductions                               Account 426.5           26
Notes to Statement of Income                   Schedule XVIII          27

	     LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
								     Page
     Description of Reports or Statements                           Number

Organization Chart                                                     29
Methods of Allocation                                                  29
Annual Statement of Compensation for Use of                            29
  Capital Billed

		   Appendix
Information in compliance with Item 4 of SEC                           29
  letter dated December 29, 1986

		     (Page left blank intentionally)


		 ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 Schedule I - Comparative Balance Sheet

			      (In Thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

Account                            Assets and Other Debits                              As of December 31
										       Current      Prior
	   Service Company Property
   101     Service company property (Schedule II)                                      $257,121    $269,637
   107     Construction work in progress (Schedule II)                                   30,825      29,838
										       --------    --------
	       Total Property                                                           287,946     299,475
										       --------    --------

   108     Less accumulated provision for depreciation and amortization of service
	    company property (Schedule III)                                             158,170     179,074
										       --------    --------
	       Net Service Company Property                                             129,776     120,401
										       --------    --------

	   Investments

   123     Investments in associate companies (Schedule IV)                                   -           -
   124     Other Investments (Schedule IV)                                                    -           -
										       --------    --------
	       Total Investments                                                              -           -
										       --------    --------

	   Current and Accrued Assets

   131     Cash                                                                          24,876       8,129
   134     Special deposits                                                                 153         387
   135     Working funds                                                                    248         325
   136     Temporary cash investments (Schedule IV)                                           -      33,266
   141     Notes receivable                                                                   -          62
   143     Accounts receivable                                                           20,160      15,588
   144     Accumulated provision of uncollectible accounts                                    -           -
   146     Accounts receivable from associate companies (Schedule V)                    165,317     118,581
   152     Fuel stock expenses undistributed (Schedule VI)                                    -           -
   154     Materials and supplies                                                             -          24
   163     Stores expense undistributed (Schedule VII)                                        -          17
   165     Prepayments                                                                        -       1,187
   171     Interest and dividend receivable                                                  25           -
   174     Miscellaneous current and accrued assets (Schedule VIII)                         745         362
										       --------    --------
	       Total Current and Accrued Assets                                         211,524     177,928
										       --------    --------

	   Deferred Debits

   181     Unamortized debt expense                                                           -           -
   182     Other regulatory assets (See Note 4)                                          80,017           -
   184     Clearing accounts                                                              5,160       6,775
   186     Miscellaneous deferred debits (Schedule IX)                                   40,007       9,870
   188     Research, development, or demonstration expenditures (Schedule X)                  -           -
   190     Accumulated deferred income taxes                                             79,309      47,635
										       --------    --------
	       Total Deferred Debits                                                    204,493      64,280
										       --------    --------

	       TOTAL ASSETS AND OTHER DEBITS                                           $545,793    $362,609
										       ========    ========




		 ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 Schedule I - Comparative Balance Sheet

			      (In Thousands)

Account            Account Liabilities and Proprietary Capital
									     As of December 31
									   Current      Prior
	  Proprietary Capital
  201     Common stock issued (Schedule XI)                                      $20         $20
  211     Miscellaneous paid-in-capital (Schedule XI)                              -           -
  215     Appropriated retained earnings (Schedule XI)                             -           -
  216     Unappropriated retained earnings (Schedule XI)                           -           -
  219     Other Comprehensive Income (Schedule XI)                           (10,489)          -
									    --------    --------
	     Total Proprietary Capital                                       (10,469)         20
									    --------    --------

	  Long-Term Debt

  223     Advances from associate companies (Schedule XII)                         -           -
  224     Other long-term debt (Schedule XII)                                      -           -
  225     Unamortized premium on long-term debt                                    -           -
  226     Unamortized discount on long-term debt-debit                             -           -
									    --------    --------
	     Total Long-Term Debt                                                  -           -
									    --------    --------

	  Current and Accrued Liabilities

  231     Notes payable                                                            -           -
  232     Accounts payable                                                   139,575      86,013
  233     Notes payable to associate companies (Schedule XIII)                     -           -
  234     Accounts payable to associate companies (Schedule XIII)             80,378     105,588
  236     Taxes accrued                                                       16,084      13,340
  237     Interest accrued                                                         -           -
  238     Dividends declared                                                       -           -
  241     Tax collections payable                                              1,050         280
  242     Miscellaneous current and accrued liabilities (Schedule XIII)        7,600       8,369
									    --------    --------
	     Total Current and Accrued Liabilities                           244,687     213,590
									    --------    --------

	  Deferred Credits

  253     Other deferred credits (See Note 8)                                292,500     135,314
  255     Accumulated deferred investment tax credits                          2,700       2,700
									    --------    --------
	      Total Deferred Credits                                         295,200     138,014
									    --------    --------

  282     Accumulated Deferred Income Taxes                                   16,375      10,985
									    --------    --------


	      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                     $545,793    $362,609
									    ========    ========

		  ANNUAL REPORT OF ENTERGY SERVICES, INC.

		   For the Year Ended December 31, 2002

		  Schedule II - Service Company Property

			      (In Thousands)

					    Balance at            Retirements             Balance
					     Beginning                or       Other (1)  at Close
		    Description               of Year   Additions    Sales      Changes   of Year

Account
  301    Organization                                $-        $-          $-          $-       $-
  303    Miscellaneous Intangible Plant          41,244     9,712       1,865           -   49,091
  304    Land and Land Rights                     1,708         -           -           -    1,708
  305    Structures and Improvements              9,292       106           -           -    9,398
  306    Leasehold Improvements                  17,113     6,715           -           -   23,828
  307    Equipment (2)                          133,356     9,438      32,121           -  110,673
  308    Office Furniture and
	 Equipment                               34,007     3,345      10,745           -   26,607
  309    Automobiles, Other Vehicles
	 and Related Garage Equipment               185       511         126           -      570
  310    Aircraft and Airport Equipment          32,732     2,514           -           -   35,246
  311    Other Service Company
	 Property (3)                                 -         -           -           -        -
					       ---------------------------------------------------
				  SUB-TOTAL     269,637    32,341      44,857           -  257,121
					       ---------------------------------------------------
  107    Construction Work in Progress (4)       29,838    33,326      32,339               30,825
					       ---------------------------------------------------
				      TOTAL    $299,475   $65,667     $77,196          $- $287,946
					       ===================================================


(1) Provide an explanation of those changes considered material:


(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

							     Balance at
     Subaccount Description                    Additions   Close of Year
Microwave Equipment
      General Office                                $279       $10,853
      Computer Center                                 34         2,929
      System Operations Center                       153           402
EDP Equipment
      General Office                               8,507        69,681
      Computer Center                                (12)       23,818
      System Operations Center                       477         2,990
						  ------      --------
				    TOTAL         $9,438      $110,673
						  ======      ========
(3) Describe other service company property:

(4) Describe construction work in progress: Primarily computer equipment, computer software upgrades, and leasehold improvements.


		 ANNUAL REPORT OF ENTERGY SERVICES, INC.

		  For the Year Ended December 31, 2002

  Schedule III - Accumulated Provision for Depreciation and Amortization of
			 Service Company Property

			       (In Thousands)


					   Balance at      Additions                     Other      Balance
					   Beginning      Charged to                  Changes Add   at Close
		  Description               of Year    Accts 403 or 404  Retirements  (Deduct) (1)  of Year

Account
  301    Organization                            $-                $-          $-           $-          $-
  303    Miscellaneous Intangible Plant      26,579             8,182       1,865            -      32,896
  304    Land and Land Rights                     -                 -           -            -           -
  305    Structures and Improvements          1,968               294           -            -       2,262
  306    Leasehold Improvements               7,190             1,612           -            -       8,802
  307    Equipment                          106,438             8,310      32,121          (28)     82,599
  308    Office Furniture and Equipment      28,095             2,413      10,745            -      19,763
  309    Automobiles, Other Vehicles
	 and Related Garage Equipment           658             4,239         126            -       4,771
  310    Aircraft and Airport Equipment       8,146            (1,069)          -            -       7,077
  311    Other Service Company                                                                           -
	 Property                                 -                 -           -            -           -
					   ---------------------------------------------------------------
				   TOTAL   $179,074           $23,981     $44,857         ($28)   $158,170
					   ===============================================================
(1) Provide an explanation of those changes considered material:

    The credit of $28 thousand represents an adjustment made for salvage and removal costs. Other charges for amortization of leased property not charged to Account 403 (see Note 5).

		 ANNUAL REPORT OF ENTERGY SERVICES, INC.

		  For the Year Ended December 31, 2002

			Schedule IV - Investments

			      (In Thousands)

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

								     Balance at     Balance at
					Description                 Beginning of  Close of Year
									Year
Account 123 - Investment in Associate Companies                           $-             $-

Account 124 - Other Investments                                            -              -

Account 136 - Temporary Cash Investments - Federated Investment       33,266              -
								     -------            ---
							TOTAL        $33,266             $-
								     =======            ===


		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		    For the Year Ended December 31, 2002

		    Schedule V - Accounts Receivable from
			    Associate Companies

			       (In Thousands)

Instructions:
  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


							     Balance at  Balance at
				    Description               Beginning   Close of
							      of Year       Year
Account 146 - Accounts Receivable from Associate Companies

See page 9-A                                                   $118,581    $165,317

							       --------    --------
						     TOTAL     $118,581    $165,317
							       ========    ========
								    Total
								  Payments
Analysis of Convenience or Accommodation Payments:
See page 9-A                                                        $33,144

								    -------
					       TOTAL PAYMENTS       $33,144
								    =======

		ANNUAL REPORT OF ENTERGY SERVICES, INC.

		  For the Year Ended December 31, 2002

		 Schedule V - Accounts Receivable from
			   Associate Companies

			     (In Thousands)

								    Balance at       Balance at
				    Description                 Beginning of Year  Close of Year
Account 146 - Accounts Receivable from Associate Companies

Entergy Arkansas, Inc.                                                $11,122         $17,417
Entergy Louisiana, Inc.                                                22,638          38,281
Entergy Mississippi, Inc.                                              18,592          33,175
Entergy New Orleans, Inc.                                               8,323             192
Entergy Corporation                                                    12,417           2,941
Entergy Operations, Inc.                                                4,104          11,480
Entergy Power, Inc.                                                        23              44
System Fuels, Inc.                                                        150             140
System Energy Resources, Inc.                                           1,696           4,342
Entergy Enterprises, Inc.                                               7,609          18,826
Entergy Gulf States, Inc.                                              31,907          32,807
Associated Company Power Contracts                                                      5,672
Money Pool (See Note 3)                                                     -               -
								     --------        --------
						     TOTAL           $118,581        $165,317
								     ========        ========



								    Bulk Power          Other
								     Payments         Payments
Analysis of Convenience or Accommodation Payments:

Entergy Arkansas, Inc.                                               ($48,692)         $2,653
Entergy Louisiana, Inc.                                               217,944           1,406
Entergy Mississippi, Inc.                                              14,741           2,315
Entergy New Orleans, Inc.                                              58,559           1,390
Entergy Corporation                                                         -               -
Entergy Operations, Inc.                                                    -           8,520
Entergy Power, Inc.                                                                        10
System Fuels, Inc.                                                          -               -
Entergy Enterprises, Inc.                                                   -          14,044
Entergy Gulf States, Inc.                                             219,540           2,806
Nonassociated Companies                                              (462,092)              -
								     --------         -------
									   $-         $33,144
								     ========         =======


		ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 For the Year Ended December 31, 2002

	    Schedule VI - Fuel Stock Expenses Undistributed

			   (In Thousands)

Instructions:
  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

	    Description                Labor       Expenses     Total

Account 152 - Fuel Stock Expenses       None         None        None
Undistributed
					----         ----        ----
			  TOTAL           $-          $-           $-
					====         ====        ====
Summary:





		 ANNUAL REPORT OF ENTERGY SERVICES, INC.

		  For the Year Ended December 31, 2002

	      Schedule VII - Stores Expense Undistributed

			     (In Thousands)

Instructions:
  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

	    Description                Labor       Expenses     Total

Account 163 - Stores Expense            None         None        None
Undistributed
					----         ----        ----
			 TOTAL           $-          $-           $-
					====         ====        ====

	       ANNUAL REPORT OF ENTERGY SERVICES, INC.

		For the Year Ended December 31, 2002

	     Schedule VIII - Miscellaneous Current and
			   Accrued Assets

			   (In Thousands)

Instructions:
  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

							 Balance at Balance at
		      Description                        Beginning   Close of
							  of Year     Year

Account 174 - Miscellaneous Current and Accrued Assets
     Unbilled Expenses and Other Receivables               $362        $745
							   ----        ----
					      TOTAL        $362        $745
							   ====        ====

		  ANNUAL REPORT OF ENTERGY SERVICES, INC.

		    For the Year Ended December 31, 2002

		Schedule IX - Miscellaneous Deferred Debits

			       (In Thousands)

Instructions:
  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

							Balance at  Balance at
		      Description                       Beginning    Close of
							 of Year       Year

Account 186 - Miscellaneous Deferred Debits
     FAS 133 Fair Value                                   $7,629          $-
     Miscellaneous Accounts Receivable Refund Clearing      (278)       (331)
     Deferred costs for companies not yet billed           1,298          (6)
     Non-Expense Accrued Labor                               702       1,081
     Aircraft Chargeback Clearing                            540         (16)
     Edison Plaza Sub Lease Loss                               -         979
     Employee Benefits                                         -      34,033
     Minimum Pension Liability                                 -       4,303
     Other                                                   (21)        (36)
							  ------     -------
					       TOTAL      $9,870     $40,007
							  ======     =======

		       ANNUAL REPORT OF ENTERGY SERVICES, INC.

			For the Year Ended December 31, 2002

		       Schedule X - Research, Development or
			      Demonstration Expenditures

				   (In Thousands)

Instructions:
  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

		Description                                 Amount

Account 188 - Research, Development, or                      None
Demonstration Expenditures                                   ----
						TOTAL          $-
							     ====

		  ANNUAL REPORT OF ENTERGY SERVICES, INC.

		   For the Year Ended December 31, 2002

		     Schedule XI - Proprietary Capital


				      Number of Shares   Par or Stated   Outstanding Close of Period
Account Number     Class of Stock        Authorized     Value Per Share  No. of Shares   Total Amount
201              Common Stock Issued        50,000          $10.00         2,000            $20,000


Instructions:
  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

			   Description                    Amount

 Account 211 - Miscellaneous Paid-in Capital                None


 Account 215 - Appropriated Retained Earnings               None

							    ----
						 TOTAL        $-
							    ====


Instructions:
  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

					Balance at  Net Income  Dividends  Balance at
			   Description   Beginning   or (loss)    Paid      Close of
					  of Year                             Year
Account 216 - Unappropriated Retained       None        None      None        None
		  Earnings

					    ----        ----      ----        ----
			       TOTAL         $-          $-        $-          $-
					    ====        ====      ====        ====

	     Description                                 Amount
						     (In Thousands)

Account 219 - Other Comprehensive Income                ($10,489)


							--------
					       TOTAL    ($10,489)
							========



		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		     For the Year Ended December 31, 2002

			 Schedule XII - Long-Term Debt

				(In Thousands)

Instructions:
  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

					   Terms of
					  Obligation                                  Balance at                     Balance at
					Class & Series   Date of  Interest   Amount   Beginning                         Close
	  Name of Creditor              of Obligation   Maturity    Rate   Authorized  of Year  Additions  Deductions  of Year
Account 223 - Advances from
	       Associate
	       Companies                                                     None       None                            None





Account 224 - Other Long-Term
	       Debt                                                          None       None                            None



											------------------------------------
									    TOTAL        $-        $-          $-        $-
											====================================

		 ANNUAL REPORT OF ENTERGY SERVICES, INC.

		  For the Year Ended December 31, 2002

	    Schedule XIII - Current and Accrued Liabilities

			     (In Thousands)

Instructions:
  Provide balance of notes and accounts payable to each associate company.
  Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

								Balance at  Balance at
				 Description                     Beginning   Close of
								 of Year       Year
Account 233 - Notes Payable to Associate Companies                      $-          $-
								   -------     -------
							TOTAL           $-          $-
								   =======     =======

Account 234 - Accounts Payable to Associate Companies
     Entergy Arkansas, Inc.                                        $30,524     $12,085
     Entergy Louisiana, Inc.                                         2,439       2,179
     Entergy Mississippi, Inc.                                       1,558       1,318
     Entergy New Orleans, Inc.                                         613         517
     Entergy Gulf States, Inc.                                       4,827       2,703
     Entergy Corporation                                                 -           2
     Entergy Operations, Inc.                                          327          16
     Entergy Power, Inc.                                                 -           -
     System Fuels, Inc.                                                  -           3
     System Energy Resources, Inc.                                       -           9
     Money Pool (See Note 3)                                        65,300      61,546
								  --------     -------
							TOTAL     $105,588     $80,378
								  ========     =======
Account 242 - Miscellaneous Current and Accrued Liabilities
     Accrued rent expense                                           $6,719      $6,598
     Accrued severence pay                                             446         250
     Row Transmission Liability                                      1,204         752
								   -------     -------
							TOTAL       $8,369      $7,600
								   =======     =======

		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		    For the Year Ended December 31, 2002

		Schedule XIV - Notes to Financial Statements

Instructions:
  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 14-A thru 14-F

	    Schedule XIV - Notes to Financial Statements

		For the Year Ended December 31, 2002


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and System of Accounts

      Entergy Services, Inc. (Entergy Services), a wholly owned subsidiary of Entergy Corporation, was authorized to conduct business as a service company for Entergy Corporation and its various subsidiaries (Entergy) by order of the Securities and Exchange Commission (SEC) dated March 1963 and made permanent March 1965. Entergy Services is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services to Entergy. Such services are priced so that Entergy Services operates on a break-even basis.

      Entergy Services maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administered by the SEC, and has adopted a system of accounts consistent with the system of accounts prescribed by the Federal Energy Regulatory Commission. Certain reclassifications may have been made to conform to current period presentation.

Use of Estimates in the Preparation of Financial Statements

      The preparation of Entergy Services' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

     Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease term. Amortization of computer software is computed on a straight-line basis over a 3 year term.

Income Taxes

     Entergy Services accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities, and loss carryforwards. Additionally, such deferred income taxes are computed based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

      Entergy Services joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated Federal income tax return. Income taxes (benefits) are allocated to Entergy Services in proportion to its consolidated taxable income. SEC regulations require that neither Entergy Services nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Services files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and separate company income tax returns for Louisiana, Washington D.C., and Texas.

     Investment tax credits are deferred and amortized based upon the average useful life of the related property, beginning with the year utilized on the consolidated tax return.

Cash and Cash Equivalents

      Entergy Services considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosures

      Entergy Services considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.


NOTE 2.   INCOME TAXES

     Deferred income tax assets (liabilities) are comprised of the following at December 31, 2002 and 2001 (in thousands):

					     2002        2001
      Deferred Tax Assets:
       Deferred compensation               $ 17,907     $10,076
       Operating reserves                    27,563      22,879
       Other                                 33,839      14,680
					   --------     -------
	 Total                               79,309      47,635
					   --------     -------

      Deferred Tax Liabilities:
       Property                             (16,375)    (10,985)
					   --------     -------

      Net Deferred Tax Assets              $ 62,934     $36,650
					   ========     =======

      The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Services is dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return.

     Entergy Services' effective income tax rate was 100% in 2002 and 2001 compared to the current Federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Services collects revenue adequate to fund its income tax expense. The provision for inter-company expense (benefit) in lieu of federal income taxes for the years ended December 31, 2002 and 2001 consisted of the following (in thousands):

					 2002           2001
	    Current:
	     Federal                    $ 11,400       $15,783
	     State                         2,340         2,294
					--------       -------
	       Total                      13,740        18,077
					--------       -------

	    Deferred:
	     Federal                     (16,420)      (13,980)
	     State                        (3,337)       (1,961)
					--------       -------
	       Total                     (19,757)      (15,941)
					--------       -------
	    Total income tax expense     ($6,017)       $2,136
					========       =======


NOTE 3.   LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

      Entergy Services has SEC authorization, through November 30, 2004, to effect short-term borrowings from Entergy Corporation in an aggregate amount outstanding at any one time of up to $200 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 2002 or 2001.

       Entergy Services participates with certain other Entergy companies in a System Money Pool (Money Pool) arrangement whereby those companies with available funds may invest in the Money Pool while certain other companies may borrow on a short-term basis from the Money Pool, thereby reducing the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Services from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

      The borrowings and applicable interest rates under the Money Pool arrangement were as follows (dollars in thousands):

					  2002        2001

 Average borrowing                      $12,560     $54,325
 Maximum borrowing at month end         $61,545     $72,735
 Average effective interest rate:
  During the year                         1.9%        4.1%
  At end of year                          1.4%        2.2%

      At December 31, 2002 and 2001, Entergy Services' temporary borrowing position in the Money Pool was $61.5 million and $65.2 million, respectively.


NOTE 4.   EMPLOYEE BENEFITS

Employee Benefit Plans

      Entergy Services has two plans, the Equity Ownership Plan and the Equity Awards Plan, that grant stock options, equity awards, and incentive awards based on specified performance goals to certain key employees. The costs of the awards are charged to income over the period of the grant or the restricted period, as appropriate. Entergy Services recorded compensation expense of $29.7 million in 2002 and $12.1 million in 2001 for the costs of these awards.

     Employees of Entergy Services are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings
Plan) upon meeting certain eligibility requirements. The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries who have completed certain service requirements. The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the plan in an amount equal to 75% of the participant's basic contribution (which may be up to 6% of their salary) in shares of Entergy Corporation common stock if the employee directs their company-matching contribution to the purchase of Entergy Corporation's common stock or make matching contributions in an amount equal to 50% of the employee's basic contribution (which may be up to 6% of their salary) if the employee directs their company-matching contribution to other investment funds. In 2002 and 2001, Entergy Services contributed $6.7 million and $5.9 million, respectively, to the Savings Plan.

Retirement and Other Postretirement Benefit Plans

      Eligible employees of Entergy Services are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Services.

      Eligible employees of Entergy Services participate in the Entergy Corporation Retirement Plan for Non-Bargaining Employees. This pension plan is noncontributory and provides pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Services funds pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts.

      Total 2002 and 2001 pension and other postretirement costs  for
Entergy   Services,  including  capitalized  amounts,  included   the
following components (in thousands):

						Pension       Other Postretirement
								    Benefits
					     2002     2001       2002      2001

Service cost                               $11,535  $10,198    $5,423    $4,452
Interest cost                               21,027   18,272     7,155     6,034
Expected return on assets                  (15,488) (15,503)        -         -
Amortization of transition asset              (167)    (167)      704       704
Amortization of prior service cost             528      315       124       124
Recognized net (gain)/loss                       -    2,292     2,040     1,505
					   -------  -------   -------   -------
Net pension cost                           $17,435  $15,407   $15,446   $12,819
					   =======  =======   =======   =======



								     Other Postretirement
						    Pension                Benefits
						2002       2001        2002        2001
Change in the Projected Benefit Obligation
(PBO)/Accumulated Postretirement Obligation (APBO)
Balance at beginning of year                   $269,054   $208,779     $90,920     $79,897
Service cost                                     11,535     10,198       5,423       4,452
Interest Cost                                    21,027     18,272       7,155       6,034
Actuarial (gain)/loss                            34,154     37,753      28,430       5,206
Amendment                                             -          -           -           -
Benefits paid                                    (6,207)    (5,948)     (4,854)     (4,669)
					       --------   --------    --------     -------
Balance at end of year                         $329,563   $269,054    $127,074     $90,920
					       ========   ========    ========     =======
Change in Plan Assets
Fair value of assets at beginning of year      $168,254   $175,588          $-          $-
Actual return on plan assets                    (12,837)    (1,386)          -           -
Employer contributions                                -          -       4,854       4,669
Benefits paid                                    (6,207)    (5,948)     (4,854)     (4,669)
					       --------   --------    --------     -------
Fair value of assets at end of year            $149,210   $168,254          $-          $-
					       ========   ========    ========     =======

Funded status                                 ($180,353) ($100,800)  ($127,074)   ($90,920)
Unrecognized transition (asset)/obligation         (478)      (644)      7,025       7,729
Unrecognized prior service cost                   4,253      2,388         431         555
Unrecognized net (gain)/loss                    141,175     81,087      53,623      27,233
					       --------   --------    --------     -------
Prepaid/(accrued) pension cost                 ($35,403)  ($17,969)   ($65,995)   ($55,403)
					       ========   ========    ========     =======

Amounts Recognized in the Balance Sheet
Prepaid/(accrued) pension liability            ($35,403)  ($17,969)
Additional minimum pension liability           (101,285)         -
Intangible asset                                  4,252          -
Accumulated other comprehensive income           17,016          -
Regulatory asset                                 80,015          -
					       --------   --------
Net amount recognized                          ($35,405)  ($17,969)
					       ========   ========


   Due to negative pension plan asset returns over the past several years, Entergy Services' accumulated benefit obligation at December 31, 2002 exceeded plan assets. As a result, Entergy Services, Inc. was required to recognize an additional minimum liability of $101.3 million ($80.3 million net of related pension assets) as prescribed by SFAS 87. This resulted in a charge to other comprehensive income of $10.5 million, after reductions for taxes.

      The significant assumptions used in computing the pension and other postretirement information above were as follows:

								  2002   2001

Weighted -average discount rate                                   6.8%   7.5%
Weighted-average rate of increase in future compensation levels   3.3%   4.6%
Expected long-term rate of return on plan assets                  8.8%   9.0%

     The pension transition asset is being amortized over the greater of the remaining service period or 15 years. The other postretirement benefits transition obligation is being amortized over 20 years.

      The assumed health care cost trend rate used in measuring the other postretirement benefits' APBO was 10.0% for 2002, gradually decreasing each successive year until it reaches 4.5% in 2009 and beyond. A one percentage-point increase in the assumed health care cost trend rate for 2002 would have increased the APBO by $14,043,000 and increased the sum of the service cost and interest cost by $1,805,000. A one percentage-point decrease in the assumed health care cost trend rate for 2002 would have decreased the APBO by $13,392,000 and decreased the sum of the service cost and interest cost by $1,676,000.


NOTE 5.   LEASES

       At  December  31,  2002,  Entergy Services  had  noncancelable
operating   leases  with  minimum  lease  payments  as  follows   (in
thousands):


	     2003                                     $15,885
	     2004                                      14,892
	     2005                                      13,708
	     2006                                      13,027
	     2007                                      11,702
	     Years thereafter                          27,362
						      -------
						      $96,576
						      =======

      Rent expense amounted to approximately $46.9 million and $42.7 million for 2002 and 2001, respectively.


NOTE 6.   BULK POWER SYSTEM OPERATIONS

      Entergy Services acts as agent for the coordination of joint bulk power system operations among the Entergy operating companies. All amounts receivable from the power purchasers or payable to the power suppliers as a result of the bulk power transactions are recorded in Entergy Services' accounts receivable or accounts payable balances, and have no effect on Entergy Services' income or expenses.


NOTE 7.   TRANSACTIONS WITH AFFILIATES

      Various Entergy Corporation subsidiaries rent office facilities and provide certain general and administrative services to Entergy Services. These expenses amounted to approximately $2.1 million and $0.3 million in 2002 and 2001, respectively.


NOTE 8.   OTHER DEFERRED CREDITS

      Other deferred credits (Account 253) consist principally of accrued pension and postretirement benefit liabilities in both 2002 and 2001.


		ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 For the Year Ended December 31, 2002

		    Schedule XV Statement of Income

			     (In Thousands)

Account                         Description                           Current     Prior
								       Year       Year

	 INCOME
  457    Services rendered to associate companies                     $649,144   $640,629
  458    Services rendered to nonassociate companies                       520        292
  421    Miscellaneous income or loss                                        -          -
								      --------   --------
						      Total Income    $649,664   $640,921
								      --------   --------

	 EXPENSES - Income Statement

  403    Depreciation Expense                                           15,799     12,312
  404    Amortization of Limited - Term Electric Plant                   8,182      9,044
  4081   Taxes Other than Income - Utility Operations                   13,446     14,445
  4082   Taxes Other than Income - Other Income & Deducuctions               5         96
  4091   Income Taxes - Utility Operating Income                        20,564     18,328
  4092   Income Taxes - Operating Income & Deductions                   (6,824)      (251)
  4101   Provision for Deferred Inc Tax - Utility Operating Income     (19,757)   (15,941)
  4114   Investment Tax Credit Adjustments - Utility Operations              -          -
  416    Cost/Expense - Mdse, Job, Contract Work                            62          1
  4171   Expenses - Nonutility Operations                                    -          1
  421    Miscellaneous Non-Operating Income                                474          -
  4261   Donations                                                       2,094      1,600
  4263   Penalties                                                          95        140
  4264   Expenditures - Civic, Political, and Related Activities         4,495      4,090
  4265   Other Deductions                                                2,853      1,523
  430    Interest on Debt to Associate Companies                           366      2,337
  431    Other Interest Expense                                             39         16
500-557  Power Production                                               49,780     41,689
560-574  Transmission & Distribution                                    24,555     21,866
580-598  Distribution Expense                                           17,803     14,479
850-894  Gas Operations                                                  1,570      1,279
901-905  Customer Accounts                                              35,215     35,279
906-910  Customer Service & Informational Expenses                       6,627      7,977
911-917  Sales Expenses                                                  8,053      7,168
  920    Administration & General Salaries                             113,507     99,824
  921    Office Supplies and Expenses                                   20,544     21,417
  923    Outside Services Employed                                      33,577     39,555
  924    Property Insurance Expense                                      2,707        645
  925    Injuries & Damages Expense                                      3,872      2,227
  926    Employee Pension & Benefits                                    54,935     42,248
  928    Regulatory Commission Expense                                   8,224      7,427
  9301   General Advertising Expenses                                      727      1,108
  9302   Miscellaneous General Expense                                  11,365     10,856
  931    Rents                                                          44,096     41,986
  935    Maintenance of General Plant                                   11,990     11,342
								      --------   --------
				 Total Expenses - Income Statement    $491,040   $456,113
								      --------   --------

	 EXPENSES - Balance Sheet

 107EXP  Capital Charges to Expense                                    140,241    165,769
 184EXP  Other Balance Sheet Charges to Expense                         18,383     19,039
								      --------   --------

				    Total Expenses - Balance Sheet    $158,624   $184,808
								      --------   --------

					      Net Income or (Loss)          $-         $-
								      ========   ========


		ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 For the Year Ended December 31, 2002

			  Analysis of Billing

		   Associate Companies - Account 457

			     (In Thousands)

				    Direct    Indirect   Compensation    Total
				     Costs      Costs      For Use      Amount
 Name of Associate Company          Charged    Charged    of Capital    Billed

Entergy Arkansas, Inc.              $100,133    $14,507            $-   $114,640

Entergy Gulf States, Inc.            132,635     21,007             -    153,642

Entergy Louisiana, Inc.              108,359     16,894             -    125,253

Entergy Mississippi, Inc.             58,664      8,476             -     67,140

Entergy New Orleans, Inc.             41,738      6,033             -     47,771

Entergy Corporation                   19,013      1,991             -     21,004

System Fuels, Inc.                       825        194             -      1,019

Entergy Enterprises, Inc.             51,622      7,446             -     59,068

Entergy Operations, Inc.              43,514      7,271             -     50,785

Entergy Power, Inc.                      246         40             -        286

Deferred                               8,502         34             -      8,536
				    --------    -------           ---   --------
			   TOTAL    $565,251    $83,893            $-   $649,144
				    ========    =======           ===   ========


		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		    For the Year Ended December 31, 2002

			     Analysis of Billing

		    Nonassociate Companies - Account 458

			       (In Thousands)

Instruction:
  Provide a brief description of the services rendered to each nonassociate company:

				       Direct    Indirect     Compensation             Excess      Total
					Cost       Cost         For Use      Total       Or       Amount
   Name of Nonassociate Company       Charged     Charged      of Capital    Cost    Deficiency   Billed

Rent:
Cox Louisiana Telecom II, LLC             $7          $-            $-         $7         $-          $7
Cushman & Wakefield of TX, Inc.          324           -             -        324          -         324
Datacom                                   32           -             -         32          -          32
Interstate FiberNet, Inc.                 80           -             -         80          -          80
LA Dept of Treasury                        4           -             -          4          -           4
LEC Unwired LLC                            5           -             -          5          -           5
Riverland Credit Union                     6           -             -          6          -           6
Road Runner Hold Co. LLC                   7           -             -          7          -           7
Timberland Bank                           55           -             -         55          -          55

					----          --            --       ----         --        ----
			    TOTAL       $520          $-            $-       $520         $-        $520
					====          ==            ==       ====         ==        ====

		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		     For the Year Ended December 31, 2002

	Schedule XVI - Analysis of Charges for Service - Associate and
			 Nonassociate Companies

			      (In Thousands)

Instruction:
  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
									     Nonassociate             Total Charges
					     Associate Company Charges      Company Charges            for Service
					     Direct  Indirect          Direct Indirect          Direct   Indirect
Account        Description of Items           Cost     Cost     Total   Cost    Cost    Total    Cost      Cost     Total

	EXPENSES - Income Statement
  403   Depreciation Expense                      $-  $15,799  $15,799     $-        $-    $-        $-   $15,799  $15,799
  404   Amortization of Limited-                   -    8,182    8,182      -         -     -         -     8,182    8,182
	 Term Electric Plant
 4081   Taxes Other than Income-              12,620      826   13,446      -         -     -    12,620       826   13,446
	 Utility Operations
 4082   Taxes Other Than Income-                   5        -        5      -         -     -         5         -        5
	 Other Inc. & Deduc
 4091   Income Taxes - Utility                   (26)  20,590   20,564      -         -     -       (26)   20,590   20,564
	 Operating Income
 4092   Income Taxes - Other Income                -   (6,824)  (6,824)     -         -     -         -         -   (6,824)
	 & Deductions
 4101   Provision for Deferred Inc                 -  (19,757) (19,757)     -         -     -         -   (19,757) (19,757)
	 Tax-Utility Operating
	 Income
 4114   Investment Tax Credit                      -        -        -      -         -     -         -         -        -
	 Adjustments-Utility
	 Operations
  416   Cost/Expense-Mdse, Job,                   62        -       62      -         -     -        62         -       62
	 Contract Work
 4171   Expenses - Nonutility                      -        -        -      -         -     -         -         -        -
	 Operations
  419   Interest & Dividend Income               524      (50)     474      -         -     -       524       (50)     474
 4261   Donations                              2,094        -    2,094      -         -     -     2,094         -    2,094
 4263   Penalties                                  -       95       95      -         -     -         -        95       95
 4264   Expenditures-Civic, Political,         4,495        -    4,495      -         -     -     4,495         -    4,495
	 and Related Activities
 4265   Other Deductions                       2,853        -    2,853      -         -     -     2,853         -    2,853
  431   Other Interest Expense                     -       39       39      -         -     -         -        39       39
500-557 Power Production                      49,780        -   49,780      -         -     -    49,780         -   49,780
560-574 Transmission & Distribution           24,555        -   24,555      -         -     -    24,555         -   24,555
580-598 Distribution Expense                  17,803        -   17,803      -         -     -    17,803         -   17,803
850-894 Gas Operations                         1,570        -    1,570      -         -     -     1,570         -    1,570
901-905 Customer Accounts                     35,215        -   35,215      -         -     -    35,215         -   35,215
906-910 Customer Service & Informational       6,627        -    6,627      -         -     -     6,627         -    6,627
	 Expenses
911-917 Sales Expenses                         8,053        -    8,053      -         -     -     8,053         -    8,053
  920   Administration & General Salaries     73,861   39,646  113,507      -         -     -    73,861    39,646  113,507
  921   Office Supplies and Expenses          20,282      262   20,544      -         -     -    20,282       262   20,544
  923   Outside Services Employeed            32,320    1,257   33,577      -         -     -    32,320     1,257   33,577
  924   Property Insurance Expense             2,659       48    2,707      -         -     -     2,659        48    2,707
  925   Injuries & Damages Expense             3,379      493    3,872      -         -     -     3,379       493    3,872
  926   Employee Pension & Benefits           32,293   22,642   54,935      -         -     -    32,293    22,642   54,935
  928   Regulatory Commission Expense          8,224        -    8,224      -         -     -     8,224         -    8,224
 9301   General Advertising Expenses             727        -      727      -         -     -       727         -      727
 9302   Miscellaneous General Expense         11,337       28   11,365      -         -     -    11,337        28   11,365
  931   Rents                                 43,171      405   43,576    520         -   520    43,691       405   44,096
  935   Maintenance of General Plant          11,989        1   11,990      -         -     -    11,989         1   11,990
					   -------------------------------------------------------------------------------
	  Total Expenses - Income Statement $406,472  $83,682 $490,154   $520        $-  $520  $406,992   $83,682 $490,674
					   -------------------------------------------------------------------------------


	EXPENSES - Balance Sheet

107EXP  Capital Charges to Expense           140,204       37  140,241      -         -     -   140,204        37  140,241
184EXP  Other Balance Sheet Charges to        18,575     (192)  18,383      -         -     -    18,575      (192)  18,383
	 Expense
					   -------------------------------------------------------------------------------
	     Total Expenses - Balance Sheet $158,779    ($155)$158,624     $-        $-    $-  $158,779     ($155) 158,624
					   -------------------------------------------------------------------------------



			     TOTAL EXPENSES $565,251  $83,527 $648,778   $520        $-  $520  $565,771   $83,527 $649,298
					   -------------------------------------------------------------------------------
	Compensation for use of Equity             -        -        -      -         -     -         -         -        -
	 Capital
  430   Interest on Debt to Associate              -      366      366      -         -     -         -       366      366
	 Companies
					   -------------------------------------------------------------------------------
		      TOTAL COST OF SERVICE $565,251  $83,893 $649,144   $520        $-  $520  $565,771   $83,893 $649,664
					   ===============================================================================


<CATION>

		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		     For the Year Ended December 31, 2002

  Schedule XVII - Schedule of Expense Distribution by Department or Service
				  Function

			       (In Thousands)
Instruction:
  Indicate each department or service function.  (See Instruction 01-3 General
  Structure of Accounting System:  Uniform System of Accounts).

					 DEPARTMENT OR SERVICE FUNCTION
							       Human              Public
					   Total            Resources &         Relatons &  Domestic    Finance &
Number       Description of Items         Amount Overhead  Administration  Legal  Affairs  Operations  Accounting



	EXPENSES - Income Statement
  403   Depreciation Expense              $15,799      $-        $-          $-      $-        $-      $15,799
  404   Amortization of Limited-Term        8,182       -         -           -       -         -        8,182
	 Electric Plant
 4081   Taxes Other than Income-           13,446       50       783        692     332     1,144        3,273
	 Utility Operations
 4082   Taxes Other Than Income-Other           5       -         -           5       -         -            -
	 Inc. & Deduc
 4091   Income Taxes - Utility             20,564   20,590        -           -       -         -          (26)
	 Operating Income
 4092   Income Taxes - Other Income        (6,824)  (6,824)       -           -       -         -            -
	 and Deductions
 4101   Provision for Deferred Inc        (19,757) (19,757)       -           -       -         -            -
	 Tax-Utility Operating Income
 4114   Investment Tax Credit                   -       -         -           -       -         -            -
	 Adjustments-Utility
	 Operations
  416   Cost/Expense-Mdse, Job,                62       -         -           -       -         -            -
	 Contract Work
 4171   Expenses - Nonutility                   -       -         -           -       -         -            -
	 Operations
  419   Interest & Dividend Income            474      (44)      523          -       -         -           (5)
 4261   Donations                           2,094     (289)        4          -     732     1,632            6
 4263   Penalties                              95       95         -          -       -         -            -
 4264   Expenditures-Civic, Political,      4,495      216         -          -   3,549         -          (20)
	 and Related Activities
 4265   Other Deductions                    2,853       25       827        155     111     1,030          254
  430   Interest on Debt to Associate         366      366         -          -       -         -            -
	 Companies
  431   Other Interest Expense                 39       39         -          -       -         -            -
500-557 Power Production                   49,780    2,271        25          -       2     5,225       11,492
560-574 Transmission & Distribution        24,555    1,111         6          -       -         4           34
580-598 Distribution Expense               17,803      579         1          -       -       103            -
850-894 Gas Operations                      1,570       61         -          -       -         1            -
901-905 Customer Accounts                  35,215    1,145         -          -       -        89            -
906-910 Customer Service &                  6,627      147         -          -   2,871         -          426
	 Informational Expenses
911-917 Sales Expenses                      8,053      311         -          -       4     3,488            4
  920   Administration & General          113,507   37,100     9,582      8,050   3,517     9,834       31,307
	 Salaries
  921   Office Supplies and Expenses       20,544      617     8,590        883     830     4,652        3,754
  922   Administration Expense                  -       -         -           -       -         -            -
	 Transferred - Credit
  923   Outside Services Employeed         33,577      415     6,960      6,168     516     4,112        8,822
  924   Property Insurance Expense          2,707       66         -          -       -         -        2,641
  925   Injuries & Damages Expense          3,872    1,520        26         15       -         -        1,052
  926   Employee Pension & Benefits        54,935   14,513     4,350      2,348   1,578     4,799        8,637
  928   Regulatory Commission Expense       8,224   (1,138)        8      2,604     167     4,562        1,112
 9301   General Advertising Expenses          727       15         5          3     501        87            -
 9302   Miscellaneous General Expense      11,365    3,020        68         28     626     1,086        4,045
  931   Rents                              44,096   (1,708)   23,154        168     (30)    2,186        3,266
  935   Maintenance of General Plant       11,990      152     4,806          5       4         6           27

	EXPENSES - Balance Sheet

107EXP  Capital Charges to Expense        140,241    5,720       355      1,361     293     1,346       15,367
184EXP  Other Balance Sheet                18,383      913       117         47     315       148          812

	 Charges to Expense              ---------------------------------------------------------------------
					 $649,664  $61,297   $60,190    $22,532 $15,918   $45,534     $120,261
					 =====================================================================


		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		     For the Year Ended December 31, 2002

      Schedule XVII - Schedule of Expense Distribution by Department or
			      Service Function

			       (In Thousands)


			   DEPARTMENT OR SERVICE FUNCTION

Account                                              Information  Supply           Regulated  Retail
Number             Description of Items               Technology  Chain   Nuclear Operations Services

	EXPENSES - Income Statement
  403   Depreciation Expense                               $-        $-       $-        $-       $-
  404   Amortization of Limited-Term Electric Plant         -         -        -         -        -
 4081   Taxes Other than Income-Utility Operations        595       269      833     5,200      275
 4082   Taxes Other Than Income-Other Inc. & Deduc          -         -        -         -        -
 4091   Income Taxes - Utility Operating Income             -         -        -         -        -
 4092   Income Taxes - Other Income and Deductions          -         -        -         -        -
 4101   Provision for Deferred Inc Tax-Utility              -         -        -         -        -
	 Operating Income
 4114   Investment Tax Credit Adjustments-Utility           -         -        -         -        -
	 Operations
  416   Cost/Expense-Mdse, Job, Contract Work               -         -        -        62        -
 4171   Expenses - Nonutility Operations                    -         -        -         -        -
  419   Interest & Dividend Income                          -         -        -         -        -
 4261   Donations                                           -         -        -         9        -
 4263   Penalties                                           -         -        -         -        -
 4264   Expenditures-Civic, Political, and Related          -         -        5       745        -
	 Activities
 4265   Other Deductions                                    -         1        4       444        2
  430   Interest on Debt to Associate Companies             -         -        -         -        -
  431   Other Interest Expense                              -         -        -         -        -
500-557 Power Production                                   17        34   11,340    19,374        -
560-574 Transmission & Distribution                         1       127        -    23,272        -
580-598 Distribution Expense                              184       415        -    16,521        -
850-894 Gas Operations                                      -         -        -     1,508        -
901-905 Customer Accounts                                   -        22        -    32,574    1,385
906-910 Customer Service & Informational Expenses           -         -        -     3,175        8
911-917 Sales Expenses                                      -         -        -     2,524    1,722
  920   Administration & General Salaries               5,529     2,211      917     4,303    1,157
  921   Office Supplies and Expenses                      451      (288)      22       965       68
  922   Administration Expense Transferred - Credit         -         -        -         -        -
  923   Outside Services Employeed                      3,590     1,295       14     1,672       13
  924   Property Insurance Expense                          -         -        -         -        -
  925   Injuries & Damages Expense                          -         -       83     1,176        -
  926   Employee Pension & Benefits                     1,473       576    2,541    13,380      740
  928   Regulatory Commission Expense                       2         -      113       794        -
 9301   General Advertising Expenses                        -         -        -       116        -
 9302   Miscellaneous General Expense                      55       632      436     1,367        2
  931   Rents                                          15,174        53        -     1,828        5
  935   Maintenance of General Plant                    6,952         -        -        33        5

	EXPENSES - Balance Sheet

107EXP  Capital Charges to Expense                     14,989     6,631    4,690    88,635      854
184EXP  Other Balance Sheet Charges to Expense            202     6,208    2,057     7,558        6
						      ---------------------------------------------
						      $49,214   $18,186  $23,055  $227,235   $6,242
						      =============================================





		  ANNUAL REPORT OF ENTERGY SERVICES, INC.

		   For the Year Ended December 31, 2002

		     Departmental Analysis of Salaries

			       (In Thousands)

				  Departmental Salary Expense
   Name of Department              Included in Amounts Billed to     Number of
Indicate each department   Total    Parent    Other         Non      Personnel
   or service function    Amount   Company  Associates  Associates  End of Year

See page 21-A            $302,547   $6,620   $295,927         $-       2,850

			 --------   ------   --------         --       -----
		 TOTAL   $302,547   $6,620   $295,927         $-       2,850
			 ========   ======   ========         ==       =====


		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		    For the Year Ended December 31, 2002

			 Outside Services Employed

			      (In Thousands)

Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included with one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each service type.

						     Relationship
						    "A" - Associate
						      "NA" - Non
  From Whom Purchased *    Address                     Associate       Amount

See pages 21-B thru 21-K                                               $141,805



								       --------

		     TOTAL                                             $141,805
								       ========

		  ANNUAL REPORT OF ENTERGY SERVICES, INC.

		   For the Year Ended December 31, 2002

		     Departmental Analysis of Salaries

			      (In Thousands)



					    Departmental Salary Expense
       Name of Department                        Included in Amounts Billed to      Number of
    Indicate each department         Total      Parent     Other           Non      Personnel
      or service function            Amount    Company   Associates    Associates  End of Year
Overhead                            $16,968      $829     $16,139           $-          14
Human Resources & Administration     13,020        67      12,953            -         130
Legal                                11,814     1,245      10,569            -          92
Public Relations & Affairs            8,005     1,178       6,827            -          64
Domestic Operations                  20,455       259      20,196            -         161
Finance & Accounting                 58,999     2,701      56,298            -         515
Information Technology               12,539        55      12,484            -         122
Supply Chain                         10,263       124      10,139            -         102
Nuclear                              18,580        16      18,564            -         118
Regulated Operations                126,565       140     126,425            -       1,480
Retail Services                       5,339         6       5,333            -          52


				   --------    ------    --------           --      ------
			   TOTAL   $302,547    $6,620    $295,927           $-       2,850
				   ========    ======    ========           ==      ======




		ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 For the Year Ended December 31, 2002

		       Outside Services Employed

			     (In Thousands)

									     Relationship
									    "A" - Associate
									      "NA" - Non
		From Whom Purchased *                                         Associate       Amount
OUTSIDE SERVICES - LEGAL

Adams & Reese                                                                     NA              $205
Baker & Botts LLP                                                                 NA                50
Band Schoeneck & King LLP                                                         NA                35
Bradley Arant Rose & White                                                        NA                60
Charles L. Katz                                                                   NA               197
Duval & Stachenfeld LLP                                                           NA                43
Friday Eldredge & Clark                                                           NA                54
Gordon Arata McCollam & Duplantis & Eagan                                         NA               109
John Clayton Randolph                                                             NA                50
Jones Day Reavis & Pogue                                                          NA             1,148
Katz Kutter Alderman Bryant                                                       NA               110
Klett Lieber Rooney & Schorling                                                   NA                59
Latham & Watkins                                                                  NA                55
Linda A. Sins                                                                     NA                27
Liskow & Lewis                                                                    NA                54
Locke Liddell & Sapp LLP                                                          NA                46
McDermott Will & Emery                                                            NA               483
Morgan Lewis & Bockius LLP                                                        NA             3,284
Murov & Ward PLC                                                                  NA                68
Phelps Dunbar LLP                                                                 NA               219
Richards Layton & Finger                                                          NA                70
Skadden Arps Slate Meagher & Flom                                                 NA             2,024
Slaughter & May                                                                   NA                30
Steeg & OConnor LLC                                                               NA                39
Taggart Morton Ogden Staub                                                        NA                35
Taylor Porter Et Al                                                               NA                62
Thelen Reid & Priest LLP                                                          NA               376
William T. Tete Esq                                                               NA                34
Williams & Connelly LLP                                                           NA                73
Wise Carter Child & Caraway                                                       NA               109
Other (71)                                                                        NA               333
												------
								    Total                       $9,541
												------
     OUTSIDE SERVICE - PROFESSIONAL CONTRACT SERVICES

3M Co.                                                                            NA               $86
A Thousand Words, Inc.                                                            NA                38
ABB Power T&D Co., Inc.                                                           NA             1,205
Accelerated Development                                                           NA                36
Accenture LLP                                                                     NA            15,026
Access Control Plus, Inc.                                                         NA                38
AD Wynne Co., Inc.                                                                NA               838
Advanced Information Services                                                     NA               423
Air 2 LLC                                                                         NA               240
Alcade Solutions LLC                                                              NA               110
Alliance Business Product                                                         NA                98
Alstom Esca                                                                       NA             5,156
American Appraisal Assoc, Inc.                                                    NA                37
American Cabling & Electrical, Inc.                                               NA                26
American Citadel Guard, Inc.                                                      NA                43
American Compliance Training, Inc.                                                NA                30
American Interplex                                                                NA                40
American Meter Service                                                            NA               125
American Payment Systems, Inc.                                                    NA               229
Anixter, Inc.                                                                     NA                40
Aon Consulting, Inc.                                                              NA             1,461
Aristotle Intl., Inc.                                                             NA               110
Assoc Office Systems of La., Inc.                                                 NA               133
Atest Consultants, Inc.                                                           NA               193
Audio Visual Innovations                                                          NA                28
Aura Energy Corp.                                                                 NA               211
Ballard Spahr Andrews & Ingersoll                                                 NA                82
Barts Office Furniture Repairs                                                    NA                91
BCP Technical Services, Inc.                                                      NA               202
Beach Ramirez, Inc.                                                               NA               115
Bearing Point                                                                     NA             1,819
Bellsouth Co.                                                                     NA               187
Benoit Design, Inc.                                                               NA                95
Beuerman Miller Group                                                             NA                32
Bierman Group                                                                     NA                84
BIS Energy LLC                                                                    NA               654
Bob Collins Corporate Writing & Communication                                     NA                85
Brooke Staffing Co., Inc.                                                         NA                54
Business Products & Design                                                        NA                28
C. Lyle Barney Consulting                                                         NA                54
Cambridge Energy Research                                                         NA               121
Camelot Communications, Inc.                                                      NA                30
Cap Gemini Ernst & Young US LLC                                                   NA                68
Capitol Hill Group                                                                NA               215
Carma Intl., Inc.                                                                 NA                27
Catherine P. Willems                                                              NA                27
CEA Technologies                                                                  NA                40
Cetrom Consulting Engineering                                                     NA               183
CH2M Hill                                                                         NA                31
Charles River & Assoc.                                                            NA                84
Chasemellon Shareholder                                                           NA                53
Checkfree Corp.                                                                   NA                25
Choquette Landscapes LLC                                                          NA                30
Christine Salcedo                                                                 NA                64
Citywide Construction LLC                                                         NA                34
Comdisco Disaster Recovery                                                        NA                67
Comensura, Inc.                                                                   NA               741
Commerce One, Inc.                                                                NA                35
Comsys Informaton Technology                                                      NA               209
Consulting Partners                                                               NA                50
Corporate Executive Board                                                         NA                30
Cranford Johnson Robinson                                                         NA                42
Crestone Intl. LLC                                                                NA                46
Cross Gunter Witherspoon                                                          NA                53
Crown Electric, Inc.                                                              NA                35
CS & Associates                                                                   NA                47
CSC Consulting                                                                    NA               408
CSW Enterprises LLC                                                               NA                48
Cushman & Wakefield of TX., Inc.                                                  NA             6,713
Dan Gray Consulting, Inc.                                                         NA               122
Data Perfect                                                                      NA               153
David Sibley                                                                      NA               112
Davis Brown Koehn Shors & Roberts PC                                              NA                31
DDA Computer Systems Ltd.                                                         NA               334
DE Harvey Builders                                                                NA                28
Delaune Security, Inc.                                                            NA                51
Dell Marketing Corp.                                                              NA                36
Deloitte & Touche LLP                                                             NA               310
Deloitte & Touche Tax Tech LLP                                                    NA                65
Demand Exchange LLC                                                               NA               190
Det Norske Veritas Industry                                                       NA                39
Dictaphone Corp.                                                                  NA                42
Dimitri Atkins                                                                    NA                50
Diversified Computer                                                              NA                54
Diversified Intelligence Serv LLC                                                 NA               133
Diversiplex, Inc.                                                                 NA               241
Don F. Cass                                                                       NA                69
Douglas C. Watsabaugh                                                             NA                49
Dow Jones & Co., Inc.                                                             NA                74
Drake Beam Morin, Inc.                                                            NA               124
Dreamlight, Inc.                                                                  NA                28
Dun & Bradstreet                                                                  NA                44
EA Biggs & Assoc., Inc.                                                           NA                37
Econat, Inc.                                                                      NA               $94
Economy Com                                                                       NA                54
Ecos Corp. Pty Limited                                                            NA                66
EI Dupont De Nemours & Co.                                                        NA                54
Electrical Engineering Professional                                               NA               144
Electronic Data Systems Corp.                                                     NA               384
EMC Corp.                                                                         NA                29
EMCO Co.,  Inc.                                                                   NA                31
Emergency Power Service                                                           NA                26
Emerging Issues Policy Forum                                                      NA                25
Enercon Services, Inc.                                                            NA                31
Ensemble Ltd.                                                                     NA                36
Enterprise Network Consulting, Inc.                                               NA                34
Equifax Credit Info Services                                                      NA                94
Ernst & Young LLP                                                                 NA               207
Esca Corp.                                                                        NA             1,250
Etalk Corp.                                                                       NA               155
Evans Consoles, Inc.                                                              NA                57
Fact Based Management, Inc.                                                       NA             1,056
Fedex Corp.                                                                       NA                50
Financial Engineering Assoc, Inc.                                                 NA                27
Fittz & Shipman, Inc.                                                             NA                40
Flake Wilkerson Market Insight                                                    NA                64
Fluor Daniel, Inc.                                                                NA               877
Flying Fish Creative Services, Inc.                                               NA               101
Foresight Weather LLC                                                             NA                44
FTN Assoc. Ltd.                                                                   NA                44
Fuelman of New Orleans                                                            NA                37
GATech Research Corp.                                                             NA               144
Gartner, Inc.                                                                     NA               150
General Electric Co. Corp.                                                        NA               187
Georgine K. Berthelot                                                             NA                36
Geoscience Engineers LLC                                                          NA                73
Gerald W. Tucker CPA                                                              NA               268
Global Project Management LLC                                                     NA               324
Global Rental Co., Inc.                                                           NA                30
Goldwest LLC                                                                      NA                58
Grace Communications, Inc.                                                        NA                34
Haynes & Boone LLP                                                                NA                47
HB Neild & Sons, Inc.                                                             NA               219
Henwood Energy Services, Inc.                                                     NA                33
Herbert Odonnell, Inc.                                                            NA               297
HI Tech Measurement LLC                                                           NA                89
Hinson Engineering, Inc.                                                          NA                72
Hotard Coaches, Inc.                                                              NA                33
House of Blues                                                                    NA                59
Hub City TX LP                                                                    NA                38
IBM Corp.                                                                         NA             2,024
ICF Resources, Inc.                                                               NA               117
ID Group, Inc.                                                                    NA               115
IEX Corp.                                                                         NA                76
IK Power System Solutions, Inc.                                                   NA               123
Indoor Environmental Consultants                                                  NA                35
Indus Intl., Inc.                                                                 NA             5,226
Informatica Corp.                                                                 NA                29
Inroads, Inc.                                                                     NA                30
Intersearch Corp.                                                                 NA               601
Irby Construction Co.                                                             NA               300
Itron, Inc.                                                                       NA               469
J. Cal, Inc.                                                                      NA                34
J. Howard & Assoc., Inc.                                                          NA               215
James G. Davis Construction Corp.                                                 NA               462
JD Powers & Assoc.                                                                NA                60
Jerrold Oppenheim                                                                 NA                47
Jim Rubin Associates, Inc.                                                        NA               113
K&P Fuel, Inc.                                                                    NA               183
Kass Uehling, Inc.                                                                NA               277
Kay Electronics, Inc.                                                             NA                53
Kelly Services, Inc.                                                              NA                78
Kelly Systems                                                                     NA                80
Key Equipment Finance                                                             NA                87
Korn Ferry Intl.                                                                  NA               175
KPMG Peat Marwick LLP                                                             NA             5,002
Kronish Lieb Weiner & Hellman                                                     NA               626
Law Offices of Samuel B. Sterrett                                                 NA                43
Leading Technology Services                                                       NA               186
LECG LLC                                                                          NA                55
Legislative Demographic Serv.                                                     NA               222
LEK Consulting                                                                    NA             1,864
Lexecon                                                                           NA               192
Lexis Nexis                                                                       NA                31
LGK Assoc., Inc.                                                                  NA                29
Linesoft                                                                          NA               421
Lion Consulting, Inc.                                                             NA                32
Liskow & Lewis                                                                    NA                44
Lodestar Corp.                                                                    NA               179
MA Institute of Technology                                                        NA                48
Mahl & Assoc., Inc.                                                               NA                29
Mancini Duffy Liminality                                                          NA                52
Manpower, Inc.                                                                    NA               306
Mardi Gras Productions, Inc.                                                      NA                38
Marion E. Council PE                                                              NA                34
Market Strategies, Inc.                                                           NA               101
Marketing Services, Inc.                                                          NA               150
Marks Paper Co.                                                                   NA               143
Marsh USA, Inc.                                                                   NA               304
Martech Consulting LLC                                                            NA               149
Marvin Electric Service, Inc.                                                     NA                83
Mathes Group                                                                      NA               162
Maxine Cormier                                                                    NA                39
McClung Computer Consulting                                                       NA                27
McCoy, Inc.                                                                       NA                99
McKee Nelson LLP                                                                  NA               503
MCR Performance Solutions LLC                                                     NA               396
Mechanical Dynamics & Analysis, Inc.                                              NA                50
Medcor Construction Services                                                      NA                57
Metso Automation Scada Solutions, Inc.                                            NA                52
Mind IQ Corp.                                                                     NA                26
Motorola, Inc.                                                                    NA               113
Mueller Database Service & Maintenance                                            NA                72
Murr Engineering LLC                                                              NA               177
Nabco Mechanical & Electrical                                                     NA               131
Ned Tannebaum & Partners                                                          NA                67
New Energy Assoc.                                                                 NA               284
New Horizons Computer Learning                                                    NA                73
New Persuasions Co., Inc.                                                         NA               333
Nobadeer Software Engineering                                                     NA                52
Nolan Power Group, Inc.                                                           NA               147
Nortel Networks USA, Inc.                                                         NA               189
Northbridge Group                                                                 NA             3,510
Nova Scotia Power, Inc.                                                           NA                36
Onsite Energy Services                                                            NA               337
Opex Corp.                                                                        NA                65
Option One                                                                        NA               273
Oracle Corp.                                                                      NA                38
OTCS, Inc.                                                                        NA                42
Ott Service Co., Inc.                                                             NA                26
PA Consulting Services, Inc.                                                      NA               373
Pace Systems                                                                      NA                27
Palmetto Group                                                                    NA               229
Pantellos Group Limited                                                           NA             1,162
Parker & Assoc                                                                    NA                26
Paul W. Perry                                                                     NA                46
PB Power, Inc.                                                                    NA                35
Peoplesoft USA, Inc.                                                              NA             1,312
Personnel Consulting Group                                                        NA               233
Petrocon Engineering, Inc.                                                        NA               476
Petroleum Industry Research Assoc.                                                NA                34
Pine Bluff Jefferson County                                                       NA                50
Platts                                                                            NA               250
PMCC, Inc.                                                                        NA               584
PMO Link, Inc.                                                                    NA               623
Powertech Labs, Inc.                                                              NA                28
PR Newswire, Inc.                                                                 NA                36
Press Association, Inc.                                                           NA                38
PricewaterhouseCoopers LLP                                                        NA            12,585
Print Tech.                                                                       NA                31
Promocom, Inc.                                                                    NA               237
R. Duffy Wall & Assoc                                                             NA                27
Reflection Software                                                               NA               198
Revenew Intl., Inc.                                                               NA               199
RHR Intl. Co.                                                                     NA               280
Ridgways, Inc.                                                                    NA                86
Risk Management Alternatives, Inc.                                                NA                60
Ritz Carlton Hotel Co.                                                            NA                64
Robert H. Smith School of Business                                                NA               102
Rodney K. Gilbreath                                                               NA               177
Roger A. Morin                                                                    NA               106
Roy A. Giangrosso                                                                 NA                84
Roy J. Shanker Phd                                                                NA                66
RR Donnelley & Sons                                                               NA                31
Russell Reynolds Assoc.                                                           NA               355
Saia Electric Corp.                                                               NA               175
SAP America, Inc.                                                                 NA             2,359
SAP Public Sector & Education, Inc.                                               NA               162
SAS Institute, Inc.                                                               NA               595
Saterley Consulting                                                               NA                70
Science Applications Intl. Corp.                                                  NA               112
Securities & Exchange                                                             NA                49
Sequoyah Technologies LLC                                                         NA                28
Setrans                                                                           NA               362
Shelton G. Cunningham, Jr.                                                        NA                37
Sheridan Consulting Services                                                      NA                82
Sigma Breakthrough Technology                                                     NA               239
Signature Consultants                                                             NA                57
Sir Speedy                                                                        NA               297
SJ Berwin                                                                         NA               226
Smartsignal Corp.                                                                 NA                65
Smith System Driver Improvement                                                   NA               123
Sodexho Services, Inc.                                                            NA             1,128
Software Systems Development                                                      NA               104
Southern Media & Opinion                                                          NA                57
Standard & Poors                                                                  NA                25
Stork Southwestern Laboratories                                                   NA                40
Strategic Business Initiatives, Inc.                                              NA                48
Sungard Recovery Svcs.                                                            NA               136
Sutherland Asbill & Brennan LLP                                                   NA                39
Swedish Transmission Research                                                     NA                53
System Management Software, Inc.                                                  NA               180
Taxautomation, Inc.                                                               NA               129
Tech Resources, Inc.                                                              NA               158
Teco Group                                                                        NA                44
Telwares Communications LLC                                                       NA                26
The McDonnel Group, Inc. LLC                                                      NA               356
Thompson Group                                                                    NA                64
Thomson Financial Carson                                                          NA               128
Todd Electric, Inc.                                                               NA                76
Towers Perrin                                                                     NA               433
Trademark Construction & Remodeling                                               NA               283
Truepro Consulting Services                                                       NA               169
TVA Exchange                                                                      NA               110
UMS Group North America, Inc.                                                     NA             1,238
United Parcel Service                                                             NA                27
Universal Personnel                                                               NA               176
Universal Personnel Service Co.                                                   NA               547
Uniworld Consulting, Inc.                                                         NA                58
Utilities Intl., Inc.                                                             NA               628
Utility Data Resources, Inc.                                                      NA               155
VCI Intl.                                                                         NA                60
Veritas Software                                                                  NA                27
Vinson Guard Service, Inc.                                                        NA               324
Vocus, Inc.                                                                       NA                76
Walk Haydel & Assoc., Inc.                                                        NA               991
Walkabout Computers, Inc.                                                         NA               641
Weather Service Intl.                                                             NA                54
White Amber, Inc.                                                                 NA               148
William C. Broadhurst                                                             NA                76
Williamson Printing Corp.                                                         NA               155
Wink Engineering                                                                  NA                36
Wire One Technologies, Inc.                                                       NA                82
Woodlands Operating Co. LP                                                        NA                65
Xansa                                                                             NA               429
Xerox Business Corp.                                                              NA               274
Youachieve.Com, Inc.                                                              NA                25
Other (1,134)                                                                     NA                (8)
											      --------
								    Total                     $112,962
											      --------
	OUTSIDE SERVICE - CONTRACT/DESIGN ENGINEERING

Electrical Engineering Professional                                               NA              $430
Framatome ANP, Inc.                                                               NA               549
General Electric                                                                  NA               436
Iepson Consulting Engineers                                                       NA                49
IK Power System Solutions, Inc.                                                   NA             1,041
ILD, Inc.                                                                         NA                48
Lam Engineering                                                                   NA               151
Overland Contracting, Inc.                                                        NA               716
Power & Control Systems Intl., Inc.                                               NA             1,097
Power Engineers, Inc.                                                             NA               272
Power Technologies, Inc.                                                          NA                25
Sheridan Consulting Services                                                      NA               173
Waldemar S. Nelson & Co., Inc.                                                    NA                48
Ziegler Cooper Architects                                                         NA                30
Other (17)                                                                        NA               101
												------
								    Total                       $5,166
												------
	OUTSIDE SERVICE - TEMPORARY EMPLOYEE SERVICES

Accountemps Division of Robert Half                                               NA               $54
AM PM Temporary Services, Inc.                                                    NA               171
American Express                                                                  NA                25
American Management Systems                                                       NA                30
Aura Energy Corp.                                                                 NA               106
Career Placement                                                                  NA                30
Citibank USA NA                                                                   NA                31
Comensura, Inc.                                                                   NA             1,459
Concours Group, Inc.                                                              NA               124
Data Perfect                                                                      NA               165
Dimitri Atkins                                                                    NA                53
IBM                                                                               NA                47
Jet Professionals LLC                                                             NA                54
Manpower, Inc.                                                                    NA                42
PricewaterhouseCoopers LLP                                                        NA               102
Pro Staff                                                                         NA                28
Shuart & Assoc.                                                                   NA                53
Spherion Personnel                                                                NA                56
Sun Microsystems, Inc.                                                            NA                55
Universal Personnel                                                               NA                74
Universal Personnel Service Co.                                                   NA                61
White Amber, Inc.                                                                 NA             1,951
Xerox Business Corp.                                                              NA                31
Other (39)                                                                        NA               469
												------
								    Total                       $5,272
												------
OUTSIDE SERVICE - OTHER

EPRI                                                                              NA            $2,107
Gerald R. Richard                                                                 NA                62
Hibernia National Bank                                                            NA               402
J&J Specialty Advertising, Inc.                                                   NA                25
Metco Environmental, Inc.                                                         NA                69
Northbridge Group                                                                 NA               578
Parker & Assoc.                                                                   NA               145
URS Corp.                                                                         NA                41
Other (331)                                                                       NA             5,435
												------
								    Total                       $8,864
												------

								    Grand Total               $141,805
											      ========


* The activity shown here may be duplicated in the "Other Deductions -
  Account 426.5" Schedule or the "General Advertising Expenses -
  Account 930.1" Schedule.




	       ANNUAL REPORT OF ENTERGY SERVICES, INC.

		For the Year Ended December 31, 2002

		   Employee Pensions and Benefits

			   (In Thousands)

Instructions:
  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description                                                         Amount

Medical & Other Benefits Under Flex Benefit Programs               $22,466
Pension Plans                                                       17,425
Post Retirement Plan Benefits                                       15,446
Executive Supplemental Pension                                      11,757
Savings Plan                                                         6,713
Employee Meetings/Functions/Awards                                   5,186
Educational Reimbursement                                              612
Other                                                                  391
								   -------
						       TOTAL       $79,996
								   =======




		 ANNUAL REPORT OF ENTERGY SERVICES, INC.

		   For the Year Ended December 31, 2002

	     General Advertising Expenses - Account 930.1

			   (In Thousands)

Instructions:
  Provide a listing of the amount included in Account 930.1, "General
  Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

	      Description                       Name of Payee Amount*                 Amount
Advertising in Newpapers, Periodicals,  Stone & Ward                                   $226
	  Billboards, Radio, etc.       New Orleans Saints, Inc.                         74
					Henneman Design                                  21
					New Orleans Zephyrs Baseball                     15
					VCI International                                14
					Police Jury Assn. of LA                          10
					New Orleans Publishing Group                      9
					Edison Electric Institute                         9
					LA Municipal Assoc. Black Caucus                  8
					Faircount LLC                                     8
					Tulane University                                 6
					National Conference of Black Mayors               6
					Adele Dauphin                                     6
					NAACP                                             5
					Minority Business News USA                        5
					Minority Business Entreprenuer                    5
					Jefferson Beautification, Inc.                    5
					Goldberg Marchesano Partners                      5
					Clout Ministerial Alliance, Inc.                  5
					GMC and Co, Inc.                                  3
					Black Caucus Police Jury of Louisiana             3



		     ANNUAL REPORT OF ENTERGY SERVICES, INC.

		       For the Year Ended December 31, 2002

		   General Advertising Expenses - Account 930.1

				  (In Thousands)

		 Description                         Name of Payee Amount*               Amount
Fees and expenses of advertising agencies and  Sanchnowitz and Co.                         $51
     commercial artists                        Mail Box, Inc.                               27
					       Kass Uehling, Inc.                           20
					       Coogan Crawford and Assoc., Inc.              8
					       Impastatos Restaurant, Inc.                   6
					       American Express                              5
					       Media Vision                                  4
					       MC Media LLC                                  3

Printing of Booklets, Dodgers, Bulletins, etc. MPrint Advertising Specialties                5
					       Reni Publishing                               4

Employee Expenses                              Payroll/Employee Expenses                    92

Others                                         Others (45)                                  54
											  ----
					       Total                                      $727
											  ====
* The activity shown here may be duplicated in the "Other Deductions -
  Account 426.5" Schedule.





	      ANNUAL REPORT OF ENTERGY SERVICES, INC.

	       For the Year Ended December 31, 2002

		   Miscellaneous General Expenses

			  (In Thousands)

Instructions:
  Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.




		       Description                          Amount

Payroll                                                        $1,559
Contract Services                                               2,412
Employee Expenses                                                  89
Industry Association Dues/Corporate Memberships                 2,192
Other Corporate Expenses                                        4,578




							      -------
						    TOTAL     $10,830
							      =======

		ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 For the Year Ended December 31, 2002

				 Rents

			    (In Thousands)

Instructions.
  Provide a listing of the amount included "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

		    Type of Property                        Amount

Building & Property                                           $25,454
Equipment & Facilities                                          3,553
Computer Hardware                                               4,986
Computer Software                                              13,278
Other                                                            (373)
							      -------
						    TOTAL     $46,898
							      =======

		ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 For the Year Ended December 31, 2002

		    Taxes Other Than Income Taxes

			   (In Thousands)

Instructions:
  Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
  (2) U.S. Government taxes.   Specify each of the various kinds of
  taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	      Kind of Tax                           Amount

Taxes Other Than U.S. Government Taxes
     Property taxes                                           $1,577
     Unemployment taxes                                           97
     Other taxes                                              (1,001)
							     -------
						Total           $673
							     -------
U.S. Government Taxes
     FICA taxes                                              $15,060
     Unemployment taxes                                          181
							     -------
						Total        $15,241
							     -------
						TOTAL        $15,914
							     =======



		ANNUAL REPORT OF ENTERGY SERVICES, INC.

		 For the Year Ended December 31, 2002

		       Donations - Account 426.1

			    (In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

	     Name of Recipient                      Purpose of Donation             Amount
Donations:
National D Day Museum Foundation              Building Fund Contribution             $500
Citizens Scholarship Foundation               Corporate Sponsorship                   117
Urban League of New Orleans                   Corporate Sponsorship                    50
Democratic Leadership Council                 Building Fund Contribution               32
Democratic Congressional Campaign Committee   Building Fund Contribution               30
Democratic Senate Campaign Committee          Building Fund Contribution               30
National Republican Senatorial Committee      Building Fund Contribution               25
NRCC Building Fund                            Building Fund Contribution               25
Eisenhower Building Fund                      Building Fund Contribution               20
Arthur W. Page Society                        Corporate Sponsorship                     5
Cancer Research Foundation of America         Corporate Sponsorship                     5
Institute for Public Relations                Corporate Sponsorship                     5
Institute of Internal Auditors                Corporate Sponsorship                     5
Taste of the South                            Corporate Sponsorship                     5
Public Affairs Council                        Corporate Sponsorship                     4
Others (9)                                                                              6

Employee Services:
Manage Contributions                                                                1,230
										   ------
								       TOTAL       $2,094
										   ======



		   ANNUAL REPORT OF ENTERGY SERVICES, INC.

		    For the Year Ended December 31, 2002

		      Other Deductions - Account 426.5

			     (In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.5, "Other
Deductions," classifying such expenses according to their nature.

		  Description                               Name of Payee *                     Amount
Restructuring Costs - Transition to Competition Strategic Business Initiatives, Inc.              $87
						William C. Broadhurst                              50
						J. Cal Inc.                                        48
						Payroll                                            31
						Marketing Services, Inc.                           11
						C. Lyle Barney Consulting                           1
						Other                                             139

Perform Executive Functions                     Exployee Expenses                                 439
						Miscellaneous Income Deduction                     12
						Payroll                                             3

Perform Lobbying Activities                     Payroll                                           104
						Employee Expenses                                  48
						Employee Benefits                                  12
						Payroll Taxes                                       5
						Other                                             193

Manage Political Organizations                  Payroll Expense                                    56
						Employee Expense                                   15
						Other                                              47

Corporate Strategy and Analysis                 Employee Expense                                  130
						Payroll Expense                                     1
						Other                                           1,005


Other Expenses                                  Various Vendors                                   416
											       ------

										 TOTAL         $2,853
											       ======
* The activity shown here may be duplicated in the "Outside Services
  Employed" Schedule.




	     ANNUAL REPORT OF ENTERGY SERVICES, INC.

	      For the Year Ended December 31, 2002

	  Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on Pages 14-A through 14-F.

	       ANNUAL REPORT OF ENTERGY SERVICES, INC.

		For the Year Ended December 31, 2002

			 Organization Charts


			   See page 29 - A






	       ANNUAL REPORT OF ENTERGY SERVICES, INC.

			Methods of Allocation


		    See pages 29 - B thru 29 - D






	       ANNUAL REPORT OF ENTERGY SERVICES, INC.

     Annual Statement of Compensation for Use of Capital Billed


			      - None -

	     ANNUAL REPORT OF ENTERGY SERVICES, INC.

	      For the Year Ended December 31, 2002

		       Organization Charts



Chairman

     Corporate
	  Human Resources & Administration
	  Legal
	  Public Relations & Affairs
	  Domestic Operations

     Finance
	  Finance and Accounting
	  Information Technology
	  Supply Chain

     Retail Services

     Nuclear

     Regulated Operations

	     ANNUAL REPORT OF ENTERGY SERVICES, INC.

	      For the Year Ended December 31, 2002

		      Methods of Allocation

Note: Each allocation formula is based on data relevant to the participating Client Companies to whom the services are provided and the department providing the service.

Energy Sales
   Based on total kilowatt-hours of energy sold to consumers.

Customers
   Based  on  a  twelve-month average of Residential, Commercial,
   Industrial,   Government,  and  Municipal   general   business
   electric/gas customers.

Employees
   Based on the number of full time employees at year-end.

Responsibility Ratio
   The Responsibility Ratio of a company is the ratio of the company's load at time of system peak load. The peak load is the average of the twelve monthly highest clock hour demands in kilowatts of the Company's interconnected system, occurring each month coincident with the System peak load, during the twelve-month period ending with the current month.

Transmission Line Miles
   Based  on  the number of miles of transmission lines, weighted for  design voltage. (Voltage < 400kv = 1, Voltage >= 400kv  =
   2)

Substations
   Distribution Substations is based on the number of high voltage substations weighted for voltage. (Voltage < 500kv =
   1, Voltage >= 500kv = 2)

Gas Consumption
   Based on the volume of natural gas consumed annually by all gas fired generating units within the Entergy System.

Level of ESI Service
   Based  on  Entergy  Services' total billings  to  each  Client
   Company excluding corporate overhead.

System Capacity (Non-Nuclear)
   Based on the power level, rated in kilowatts, that could be achieved if all generating units were operating at maximum capability simultaneously.

Labor Dollars Billed
   Based on total labor dollars billed to each company.

Distribution Line Miles
   Based on the number of miles of distribution lines of 34.5kv or less.

Coal Consumption
   Based on the quantity of tons of coal delivered annually to each coal plant within the Entergy System.

Accounts Payable Transactions
   Based   on   the   number  of  accounts  payable  transactions
   processed annually for each Entergy System Company.

	     ANNUAL REPORT OF ENTERGY SERVICES, INC.

	      For the Year Ended December 31, 2002

		      Methods of Allocation


Square Footage
   Based   on   square  footage  occupied  by  Entergy   Services
   functional business units.

Insurance Premiums (Non-Nuclear)
   Based on non-nuclear insurance premiums.

Asset Locations
   Based on the number of asset locations at period end.

Average Outstanding Capital Expenditure Authorizations (CEAs) and
Storm Job Orders (SJOs)
   Based on a twelve-month average of outstanding CEAs and SJOs.

Total Assets
   Based on total assets at period end.

Bank Accounts
   Based on the number of bank accounts at period end.

Server and Mainframe Usage Composite
   Based on the use of historical expenditures of mainframe and Unix servers and related database information.

General Ledger Transactions
   Based on the number of general ledger transactions for the period.

Fiber
   Based on capacity and use of the Entergy System's fiber optic network.

Paychecks
   Based on the number of paychecks issued to each Legal Entity at period end.

Transition to Competition
   Based on a twelve-month average of Residential, Commercial, Industrial, Government, and Municipal general business of gas and/or electric.

Telephones
   Based on the number of telephones within each Legal Entity at period end.

Nuclear Units/Nuclear Sites
   Based on the number of nuclear units/sites managed and operated by each Entergy System Company.

Call Centers
   Based on the number of customer calls for each Legal Entity at period end.

	     ANNUAL REPORT OF ENTERGY SERVICES, INC.

	      For the Year Ended December 31, 2002

		      Methods of Allocation


Accounts Receivable Invoices
   Based on the number of accounts receivable invoices processed annually for each Entergy System Company.

Property and Liability Paid Losses
   Based on a five-year annual average of the property and liability losses paid by the system companies.

Composite - Supply Chain (Number of Transactions, Stockroom
Count, and Procurement Total Spending)
   Based on three components with weighting to each: number of transactions (37.5%), stockroom count (37.5%), and procurement total spending (25%).

Supply Chain - Inventory Management Fossil, Transmission, and
Distribution Issues/Transfers and Returns
   Based on the number of issues, transfers, and return transactions for each Legal Entity at period end.

Supply Chain - Procurement Total Spending
   Based on the dollar amount of procurement spending within each Legal Entity at period end.

Remote Access Services (RAS) Ids
   Based on the number of RAS Ids within each Legal Entity at period end.

Vehicles
   Based on the number of vehicles owned by each Legal Entity at period end.

Distribution Substation Transformers
   Based on the number of distribution substations at period end.

Managed Accounts
   Based on the number of industrial and commercial managed accounts, excluding non-regulated Texas.

Supply Chain Labor Dollars
   Based on the labor dollars for the transformer, meter, and light shops.

		 (Page left blank intentionally)

	     ANNUAL REPORT OF ENTERGY SERVICES, INC.

	      For the Year Ended December 31, 2002

			    Appendix

	  Information in Compliance With Item 4 of SEC
		 Letter Dated December 29, 1986

			 (In Thousands)




Cost of service charged to project codes established to track cost of functions performed by System Fuels, Inc. (SFI) personnel transferred to Entergy Services, Inc. (Entergy Services).

							      Amount

Direct Cost:
  Labor and related cost                                        $84
  Other direct cost                                              27
Indirect cost                                                    22
								---

      Total                                                     133
								---

Cost of services charged to work orders not related to
  the transfer of SFI personnel                                 886
								---
Total cost of services performed by Entergy Services
  and billed to SFI                                          $1,019
							     ======



Amounts billed to Operating Companies for Fuel Oil Program*    $686

Deferred Cost/Services                                            -

Charged to Nuclear Fuel Inventory                               333

Charged to Gas and Oil Development and Production Program         -

							     ------

	Total                                                $1,019
							     ======



* Amounts charged to the Fuel Oil Program as a component of period cost. For 2002, based on monthly averages, period costs were allocated 10% to Entergy Arkansas, Inc. (EAI), 50% to Entergy Louisiana, Inc. (ELI), 29% to Entergy Mississippi, Inc.
   (EMI), and 11% to Entergy New Orleans, Inc. (ENOI).

	     ANNUAL REPORT OF ENTERGY SERVICES, INC.

	      For the Year Ended December 31, 2002

			    Appendix

	  Information in Compliance With Item 4 of SEC
		 Letter Dated December 29, 1986

Allocation of Indirect Cost

Indirect   cost  is  comprised  of  labor  loading  and  variable
overhead.   The labor loading and variable overhead are allocated
to project codes on the basis of labor dollars charged to each project code.

Fuel Department Cost

The labor costs of Entergy Services personnel performing work for SFI are recorded by a process similar to all other costs incurred by Entergy Services. Various Project Codes have been established at Entergy Services to track the cost of functions performed by Entergy Services personnel for SFI matters which are billed 100% to SFI.

Services Provided

The Finance Operations Center provides accounting services to SFI in the following areas: financial and operating information services, accounting services relative to SFI's owned and leased properties, fuel oil inventory accounting, nuclear fuel inventory accounting, billing of fuels and services provided to the Operating Companies, assist in the coordination and preparation of budgets and forecasts for SFI, provides data required by various regulatory and other agencies, and provides accounts payable services.

Changes in Organization

As previously reported, the System's fuel planning and procurement administration was reorganized during 1988, which redefined the fuels management roles and placed the responsibility for most fuel procurement decisions with the Entergy Corporation System Executives.

In general, the Operating Companies execute and administer power plant gas and coal contracts under an acquisition and administration policy. Financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities are still performed by Entergy Services personnel.

	     ANNUAL REPORT OF ENTERGY SERVICES, INC.

			Signature Clause

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the
Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


			       Entergy Services, Inc.
			     (Name of Reporting Company)



			   By:   /s/ Nathan E. Langston
			    (Signature of Signing Officer)


			   Nathan E. Langston
			   Senior Vice President and Chief Accounting Officer (Printed Name and Title of Signing Officer)


Date: May 1, 2003